

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Klaus Paulini, PhD
President and Chief Executive Officer
Aeterna Zentaris, Inc.
315 Sigma Drive
Summerville, South Carolina 29486

>   **Re: Aeterna Zentaris, Inc.**
>   **Registration Statement on Form F-1**
>   **Filed September 2, 2020**
>   **File No. 333-248561**

Dear Dr. Paulini:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at (202) 551-6761 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Brian P. Fenske, Esq.